SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential plc - Site Visit


EMBARGO: 14:30 Wednesday 2 November 2005


               Prudential plc - Jackson National Life Site Visit


Prudential plc is hosting a two day analyst and investor site visit to its US operations starting today.

The visit will be hosted by Clark Manning, President and Chief Executive Officer, Jackson National Life (Jackson) and will consist of a series of presentations and a site visit to Jackson's operations in Lansing, Michigan.

The presentations will focus on the significant opportunities in the US retirement market and Jackson's positioning and strengths to capitalise on these.

Clark Manning said:

"As the "Baby boomer" generation approach retirement they will transition from asset accumulation to a requirement for retirement income. Annual retirement distributions from pension plans are set to double to over $1 trillion per annum by 2012 and there will be considerable outflows from mutual funds. Critically, Jackson has both a leading variable annuity offering and the advice based distribution skills to be very successful as these changes in the market take place."


                                     -ENDS-


Enquiries to:
Media                                         Investors / analysts
Jon Bunn                  +44 7808 632197     James Matthews    +44 7901 648 153
William Baldwin-Charles   +44 20 7548 3719    Marina Novis      +44 7967 497 474
Joanne Doyle              +44 20 7548 3708


Notes to Editors:


The presentation slides will be available on the Group's website http:// www.prudential.co.uk from 14:30 GMT on 2 November as each session takes place. Webcasts of these sessions will then be available from 20:00 GMT

An interview with Clark Manning (in video/audio/text) will be available on www.cantos.com and www.prudential.co.uk from 14:30 GMT on 2 November 2005.

*Jackson National Life Insurance Company(R) is an industry leader in the areas of fixed, fixed index and variable annuities and has more than $65 billion in assets (GAAP). The company markets its products in 49 states and the District of Columbia through independent and regional broker-dealers, financial institutions and independent insurance agents. JNL's subsidiary, Jackson National Life Insurance Company of New York(R), similarly markets products in the state of New York. Through its affiliates and subsidiaries, JNL also provides asset management and retail brokerage services. For more information, visit www.jnl.com.

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP214 billion in assets under management (as at 30 June 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 November 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn
                                              Director of Public Relations